

Mail Stop 3561

July 25, 2016

Mr. Kevin M. Farr
Chief Financial Officer
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245

  Re: Mattel, Inc.
    Form 10-K for the Year Ended December 31, 2015
    Response Dated July 12, 2016
    File No. 001-05647

Dear Mr. Farr:

  We have reviewed your July 12, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2016 letter.

<u>Management's Discussion and Analysis of Financial Condition and Result of Operations</u>

<u>Results of Operations</u>

<u>Constant Currency, page 44</u>

1. We note your response to our prior comment number 2, but we reissue in part. You indicate that management establishes constant currency exchange rates for each relevant currency at the beginning of each year and uses them consistently throughout the year and for prior period results. Please revise to include this information in MD&A. Additionally, it is unclear from your response whether you establish constant currency exchange rates using beginning of the year rates in the current year, or establish constant currency exchange rates at the beginning of the year. Please clarify for us and disclose the basis used for calculating constant currency. As part of your response, please provide us with your proposed disclosures.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure